Newsmax Inc.

750 Park of Commerce Drive, Suite 100
Boca Raton, Florida 33487

May 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray

Re:	Newsmax Inc. Registration Statement on Form S-1 Filed May 9, 2025 File No. 333-286405

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Newsmax Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 PM Eastern Time on Thursday, May 29, 2025, or as soon thereafter as is practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling Edward Welch at (212) 634-3085.

Sincerely,

Newsmax Inc.

By: /s/ Darryle Burnham

Name: Darryle Burnham

Title:   Chief Financial Officer